SECI

17009107

Securities and Exchange

MAR 0 1 2017

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-51906

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (Date) AND ENDING December 31, 2016 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTG, LLC (dba Betterment Securities)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 West 23rd St., 4th Floor
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman, LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Ave. (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jonathan Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTG, LLC (dba Betterment Securities) as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETHANY MARIE BATES
NOTARY PUBLIC, State of New York
No. 02BA6293453
Qualified in New York County
Commission Expires December 9, 20 17

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MTG, LLC D/B/A BETTERMENT SECURITIES

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of MTG, LLC d/b/a Betterment Securities

We have audited the accompanying statement of financial condition of MTG, LLC d/b/a Betterment Securities as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of MTG, LLC d/b/a Betterment Securities's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MTG, LLC d/b/a Betterment Securities as of December 31, 2016 in accordance with accounting principles generally accepted in the United States.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 27, 2017

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

Your livelihood, empowered.
An independent Member Firm of DFK with offices worldwide. DFK

MTG, LLC dba Betterment Securities
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	3,774,656
Cash segregated under Federal and other regulations		12,011,827
Due from customers		711,595
Receivable from clearing broker		27,889,689
Receivable from affiliate		514,830
Deposits with clearing broker		5,001,062
Prepaid expenses		64,915
Total Assets	$	49,968,574
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	139,545
Payable to customers		28,601,284
Payable to parent		85,640
Notes payable to parent		12,700,000
		41,526,469
Commitments and Contingencies		
Member's equity		8,442,105
Total Liabilities and Member's Equity	$	49,968,574

See accompanying notes to the Statement of Financial Condition

MTG, LLC d/b/a Betterment Securities
Notes to the Statement of Financial Condition
December 31, 2016

1 – DESCRIPTION OF BUSINESS

MTG, LLC d/b/a Betterment Securities (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's parent company, Betterment Holdings, Inc. (the "Parent") is a privately held Delaware Corporation. The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for income taxes. The member's allocable share of the Company's income or loss is reportable on its income tax returns. Any amount due for New York City Unincorporated Business Tax is paid by the Parent.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3 - CASH MAINTAINED IN SWEEP PROGRAMS OR SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company maintains records of credits payable to customers. Credits payable to customers are either maintained in a sweep program under which cash is held in an account at a bank whose deposits are insured by the Federal Deposit Insurance Corporation or segregated in a special reserve bank account for the exclusive benefit of customers. The value of the assets maintained in a sweep program is not included on the Company's Statement of Financial Condition.

4 - CLEARING DEPOSIT

The Company maintains a $1,000,000 clearing deposit with its clearing broker, Apex Clearing Corporation (the "Clearing Broker"). The clearing deposit is required of the Company by the Clearing Broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing arrangement and are generally returned to the correspondent firm, as long as the correspondent firm does not have obligations to the clearing firm that it cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

The Company also maintains an additional $4,000,000 in an account at the Clearing Broker to facilitate cash flows.

5 - RELATED PARTY TRANSACTIONS

The Company and Betterment LLC, an SEC registered investment advisor (the "RIA"), are affiliated through common ownership. The Company maintains an arrangement with the RIA under which the Company will maintain brokerage accounts, execute security transactions, and provide back-office operations and technical support in return for a fixed fee per order ticket executed by the Company. In addition, the RIA provides certain technology services to the Company. As of December 31, 2016, the RIA owed the Company a net amount of $514,830 for these services.

The Company and the Parent maintain an administrative service agreement under which the Parent provides office space, personnel and technology services to the Company for use in its operations. As of December 31, 2016, the Company owed the Parent $85,640.

From time to time the Company borrows monies from its Parent to satisfy operational cash flow requirements. These loans are all short term in nature, bear no interest, are not permanent and not considered capital in accordance with regulatory requirements (see Note 6) and are repaid to the Parent based on short term cash flow availability. As of December 31, 2016, the Company owed $12,700,000 to the Parent under such loans.

6 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined. As of December 31, 2016, the Company had net capital of $7,862,360 which exceeded requirements by $5,894,717. The ratio of aggregate indebtedness to net capital was 3.75 to 1.

In addition, the Company maintains a Special Reserve Bank Account for the exclusive benefit of customers of the Company pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934.

7 – CONTROL OF SECURITIES

The Company maintains control of all fully paid customer securities by holding them in a special omnibus account at the Clearing Broker. The Company has instructed the Clearing Broker to maintain physical possession or control of all customer securities carried in the account free of any charge, lien or claim of any kind in favor of the Company or any persons claiming affiliation with the Company. The value of such assets is not included on the Company's Statement of Financial Condition.

8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market prices.

MTG, LLC D/B/A BETTERMENT SECURITIES

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016